Exhibit 99.5
                                                                    ------------

Profit and loss account

                                                           3 months ended   3 months ended        9 months     9 months
                                                             30 September     30 September        ended 30     ended 30
                                                                     2001             2000       September    September
                                                                                                      2001         2000
                                                                  (pound)          (pound)         (pound)      (pound)
Other income                                                       25,000                -          25,972            -
Other interest receivable and similar income                    4,933,500        4,549,783      14,800,500    4,549,783
Interest payable and similar charges                          (4,933,500)      (4,549,783)    (14,800,500)  (4,549,783)
                                                        ------------------ ---------------- --------------- ------------
Profit on ordinary activities before and after
taxation                                                           25,000                -          25,972            -
                                                        ================== ================ =============== ============

Telewest Finance (Jersey) Limited

Balance sheet

                                                                        At 30 September     At 31 December
                                                                                   2001               2000
                                                                                (pound)            (pound)
Current assets
Debtors: due after more than one year                                       344,944,214        343,843,655
                                                                  ---------------------- ------------------

Creditors: amounts falling due within one year                              (4,549,783)        (9,483,283)
                                                                  ---------------------- ------------------

Net current assets                                                          340,394,431        334,360,372
                                                                  ---------------------- ------------------

Total assets less current liabilities                                       340,394,431        334,360,372
                                                                  ---------------------- ------------------

Creditors: amounts falling due after more than one year                   (340,344,429)      (334,336,342)

                                                                  ---------------------- ------------------
Net assets                                                                       50,002             24,030
                                                                  ====================== ==================

Capital and reserves
Called up share capital                                                               2                  2
Profit and loss account                                                          50,000             24,028

                                                                  ---------------------- ------------------
Equity shareholders' funds                                                       50,002             24,030
                                                                  ====================== ==================


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
Telewest Finance (Jersey) Limited

ADDITIONAL INFORMATION FOR US INVESTORS (unaudited)

The Company prepares its accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. There are no significant differences which requires it necessary to restate net income and shareholders' equity in accordance with US GAAP.














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